MASTERWORKS

Courtney Kinsella <ckinsella@masterworks.com>

🖼 Launching Now 🖼 | Kerry James Marshall (△ 38.3% | △ 33.7% | $4.3M)

1 message

Masterworks <support@masterworks.com> Tue, Aug 1, 2023 at 12:20 PM
To: rluu@masterworks.com

MASTERWORKS


LAUNCHING NOW
KERRY JAMES MARSHALL
38.3%
Record Price Growth¹
We're thrilled to offer this incredibly rare work by Kerry James Marshall

28% SOLD OUT

INVEST NOW

Why We Like This Painting

1 Marshall's portrait paintings are very rarely auctioned, with only 6 single figure portraits appearing since 2010. A similar portrait, "Untitled (Mask Boy)," sold for $5.7M at Sotheby's in 2023.


Untitled (Mask Boy), 2014
Sold For $5.7M
$4.3M Offering

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2 **Marshall's works have high upside potential, with anAnnual Appreciation Rate of 33.7%[2].**


$9M
$6.8M
$4.5M
$2.3M
2005
2007
2009
2011
2013
2017
2019
2015
2020
2022
2023

3 **His market has recently seen considerable growth in recent years, with a 38.3% Annual Record Price Growth Rate[1] based on data from March 16, 2006, to December 31, 2022.**


mber: 5A
18,500,000
15,725,000
13,690,000
18,500,000
2,039,440,000
145,225,000
Sotheby's

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About Marshall



He is known best for his figurative paintings that reconsider Western art history from a contemporary Black perspective.

In 2013, President Obama appointed Marshall to his Committee on the Arts and the Humanities.

Marshall has a number of high profile collectors such as Jeff Bezos, P. Diddy, and Larry Fields.

INVEST NOW

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1. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at apublic auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Kerry James Marshall have a record price compound annual growth rate ("CAGR") of 38.3% from March 16, 2006 to December 31, 2022. This calculation is based on (i) a record price of $80,000 on March 16, 2006, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $18,500,000, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

2. The chart in the email captures the historical data for selected auctions sales transactions, which are similarto the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Kerry James Marshall with the following criteria: portrait paintings of a single figure. Where the price with buyer's premium was not listed, it was calculated based on the auction house's terms and conditions. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 33.7% CAGR implied from selected sales occurring from March 16, 2006 to May 18, 2023.

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information in the offering statement will be more complete than any information provided on our website, and could differ in important ways. You must consider fully the information provided in the offering statement filed with (and qualified by) the SEC prior to making any investment decision. No money or other consideration is being solicited at this time for any pre-qualified offering, and if sent in response, will not be accepted.

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